Exhibit 10.11

THIRD AMENDMENT TO LEASE AGREEMENT

This Third Amendment to Lease Agreement (this “Third Amendment”) is made and entered into by and between BRAKER METRIC BUSINESS PARKS, LLC, a Delaware limited liability company (“Landlord”), as successor-in-interest to WC Braker Portfolio, LLC, as successor-in-interest to Braker Flex LLC (“Original Landlord”), and VIRTUIX INC., a Delaware corporation (“Tenant”), and shall be effective for all purposes as of the date that Landlord executes this Third Amendment as set forth on the signature page attached hereto (the “Effective Date”).

W I T N E S S E T H:

WHEREAS, Landlord and Tenant are now parties to that certain Lease Agreement as originally entered into by and between Original Landlord and Tenant (the “Original Lease”), as amended by (i) that certain First Amendment to Lease Agreement dated February 19, 2018 (the “First Amendment”) and (ii) that certain Second Amendment to Lease Agreement dated June 29, 2023 (the “Second Amendment;” the Original Lease, as so amended, being the “Lease”), pursuant to which Tenant leases from Landlord certain premises designated as Suite H, containing 5,400 rentable square feet of space (the “Existing Premises”) in that certain building located at 1826 Kramer Lane, Austin, Texas 78758 and known as Braker A (the “Building A”); and

WHEREAS, the Term of the Lease is scheduled to expire on September 30, 2024 (the “Original Expiration Date”);

WHEREAS, Landlord and Tenant desire to further amend the Lease as more particularly described hereinbelow;

NOW, THEREFORE, pursuant to the foregoing, and in consideration of the mutual covenants and agreements contained herein and in the Lease, the receipt and sufficiency of which are hereby acknowledged, the Lease is hereby amended as follows:

1.	Defined Terms/Ratification. All capitalized terms used herein shall have the same meaning as defined in the Lease, unless otherwise defined in this Third Amendment.

2.	Relocation. Effective on and as of the earliest to occur of (i) the date that the Tenant Improvements are Substantially Completed, (ii) the date that the Tenant Improvements would have been Substantially Completed but for Tenant Delays or (iii) the date that Tenant commences business operations from the Relocation Premises (such earliest date being the “Relocation Date”), the “Premises” (as such term is used in the Lease) shall be relocated from the Existing Premises to that certain space consisting of approximately 8,160 rentable square feet of space designated as Suite 430 (the “Relocation Premises”) in the building located at 11500 Metric Blvd, Building M4, Austin Texas 78758 (“Building M4”), upon and subject to all of the existing terms and provisions of the Lease, except as otherwise amended herein. The Terms “Tenant Improvements,” “Substantially Completed” and “Tenant Delays” are defined in the Work Letter attached hereto as Exhibit B and incorporated herein for all purposes. The Relocation Premises is more particularly described and depicted on the floor plan attached as Exhibit A hereto. Tenant shall be permitted to access the Relocation Premises, at no additional cost, thirty (30) days prior to the date that Landlord estimates that the Tenant Improvements will be Substantially Completed in order to set up its furniture, fixtures and equipment; provided, however, if Tenant commences business operations from the Relocation Premises during this period, then the Relocation Date shall commence on the date that Tenant commences business operations.

3.	Surrender of Existing Premises. Tenant covenants and agrees with Landlord that Tenant shall surrender the Existing Premises to Landlord, as of 11:59 PM, CST, on the date that is ten (10) business days following the Relocation Date (the earlier of (i) the expiration of such ten (10) business day period or (ii) the date that Tenant actually surrenders the Existing Premises, shall be deemed the “Surrender Date”, however, in no event shall the Surrender Date be earlier than the Relocation Date), subject to the following:

(a)	Effective as of the Surrender Date, Tenant shall deliver the Existing Premises in a broom clean condition, and otherwise in accordance with the terms of the Lease, with Tenant’s trade fixtures and personal property removed therefrom and otherwise in compliance with the terms of the first sentence of Section 18 of the Original Lease. Tenant hereby releases, effective as of the Surrender Date, all of its right, title and interest in, and in respect of, the Existing Premises. From and after the Surrender Date Tenant hereby covenants, agrees and represents that Tenant shall have no further right to use, occupy or have possession of the Existing Premises or any portion thereof.

(b)	With respect to the Existing Premises, Tenant covenants and agrees that it has full right, power and authority to terminate and surrender the Existing Premises in the manner aforesaid, and that, without limiting the foregoing, there is no subtenant which currently has rights to, or occupies, any portion of the Existing Premises.

(c)	Subject to Section 3(a) above and Sections 3(e) and 3(f) below, with respect to the Existing Premises only, Landlord agrees (i) to forever release and discharge Tenant from all obligations, covenants and agreements of Tenant applicable to the Existing Premises only arising under the Lease after the Surrender Date, and (ii) not to sue Tenant for obligations, covenants and agreements of Tenant applicable to the Existing Premises only arising under or in connection with the Lease after the Surrender Date.

(d)	Subject to Section 3(e) below, with respect to the Existing Premises only, Tenant agrees (i) to forever release and discharge Landlord from all obligations, covenants and agreements of Landlord applicable to the Existing Premises only arising under the Lease after the Surrender Date and (ii) not to sue Landlord for obligations, covenants and agreements of Landlord applicable to the Existing Premises only arising under or in connection with the Lease after the Surrender Date.

(e)	Notwithstanding anything to the contrary herein contained, with respect to the Existing Premises, the parties acknowledge and agree that each shall continue to be fully liable to the other to the extent set forth in the Lease for any claim for personal injury or property damage arising on or prior to the Surrender Date. Tenant shall also be responsible for any reimbursable amounts owed to Landlord, including without limitation, Tenant’s Share of Operating Expenses, with respect to the Existing Premises that may be due for periods on or prior to the Surrender Date, when the actual amounts of such costs are calculated. In addition, if Tenant holds over in the Existing Premises following the Surrender Date then Tenant shall be deemed to be a holdover tenant in the Existing Premises and during this period Tenant shall pay Base Rent for the Exiting Premises in an amount equal to $9,900.00 per month plus Tenant’s Share of Operating Expenses allocable to the Existing Premises. During any holdover in the Exiting Premises beyond the Surrender Date, such holdover shall be subject to immediate termination upon written notice from Landlord. If the Relocation Premises has been delivered to Tenant pursuant to the terms of this Third Amendment and Tenant holds over in the Existing Premises beyond the Original Expiration Date, then for the time period after the Original Expiration Date and until such hold over ceases, the terms of Section 18 of the Original Lease shall control.

(f)	Tenant also covenants and agrees with Landlord that Tenant shall make or cause to be made such commercially reasonable further assurances of the termination of the Lease as to the Existing Premises as Landlord may reasonably require from time to time.

4.	Confirmation of the Premises. Landlord and Tenant hereby confirm, stipulate and agree that, effective on and as of the Surrender Date, (i) the “Premises”, as such term is used in the Lease, shall be amended and deemed to consist of only the Relocation Premises, (ii) the “Building” shall mean and refer only to Building M4 and (iii) the “Property” shall mean and refer only to the property described in Exhibit C attached hereto, and any other buildings or improvements now or hereafter constructed on the Land.

5.	Extension of Term. The Term of the Lease is hereby extended for an additional sixty-two (62) month period (the “Extension Term”), commencing on October 1, 2024 (the “Extension Term Commencement Date”) and continuing through November 30, 2029, upon and subject to all of the existing terms of the Lease, except as otherwise hereinafter provided. For the avoidance of doubt, the Term of the Lease shall not expire on the Original Expiration Date.

6.	Base Rent. Commencing on the first day of the first full calendar month next occurring after the Effective Date, the Base Rent payable by Tenant for the Existing Premises will be revised to be $9,450.00 per month (which is equal to $21.00 per rentable square foot in the Existing Premises per year) and Tenant shall continue to pay such Base Rent with respect to the Existing Premises through the Surrender Date; provided, however, if Tenant retains possession of the Existing Premises following the Surrender Date, then Tenant shall continue to pay Base Rent for the Existing Premises in accordance with the terms of Section 3(e) above. In addition, commencing on the Relocation Date and continuing through the Extension Term, Tenant shall pay Base Rent for the Relocation Premises as follows:

Period*	Rate/rsf/annum	Monthly Installment
Relocation Date – 09/30/2024	$22.00	$14,960.00**
Month 1 – Month 12	$22.00	$14,960.00
Month 13 – Month 24	$22.88	$15,558.40
Month 25 – Month 36	$23.80	$16,184.00
Month 37 – Month 48	$24.75	$16,830.00
Month 49 – Month 60	$25.74	$17,503.20
Month 61 – 11/30/2029	$26.77	$18,203.60
*The “Months” in the rent table refer to the calendar months of the Extension Term (with Month 1 being October of 2024). In the event the Relocation Date does not occur on the first day of a calendar month, then the period from the Relocation Date through September 30, 2024 shall include the partial month in which the Relocation Date occurs, and any rent payable for such partial month shall be prorated on a per diem basis.

**Provided Tenant is not in default under this Lease past applicable notice and cure periods, the monthly installment of Base Rent for the Relocation Premises shall be abated for the first two (2) full calendar months immediately following the Relocation Date (the “Abatement Period”); provided, however, in the event the Relocation Date occurs on a day other than the first day of a calendar month, then the Abatement Period shall commence on the first day of the first full calendar month following the Relocation Date. During the Abatement Period, Tenant shall remain obligated to pay all other sums due and owing under the Lease, including, without limitation, Tenant’s Share of Operating Expenses.

7.	Additional Rent. Tenant shall continue to pay Tenant’s Share of Operating Expenses with respect to the Existing Premises through the Surrender Date; provided, however, if Tenant retains possession of the Existing Premises following the Surrender Date, then Tenant shall continue to pay Tenant’s Share of Operating Expenses for the Existing Premises in accordance with the terms of Section 3(e) above. In addition, commencing on the Relocation Date and continuing through the Extension Term, Tenant shall also pay Tenant’s Share of Operating Expenses for the Relocation Premises and for purposes of calculating the same (i) the “Premises” shall be deemed to be the Relocation Premises and (ii) Tenant’s Share with respect to the Building shall be deemed to be 30.2536% (8,160 rsf / 26,972 rsf) and Tenant’s Share with respect to the Property shall be deemed to be 8.4296% (8,160 rsf / 96,802 rsf). In addition, as of the Relocation Date, the third to last sentence of Section 4(B) of the Original Lease is amended and restated in its entirety as follows:

“Tenant shall not be obligated to pay for Controllable Property Expenses (as hereinafter defined) in any year after the 2024 calendar year to the extent they have increased by more than eight percent (8%) per annum, compounded annually on a cumulative basis from the 2024 calendar year during the Term.”

For the avoidance of doubt, Impositions (as defined in the Lease) shall include the Texas margin tax and/or any other business tax imposed under Texas Tax Code Chapter 171 and/or any successor statutory provision. With respect to Operating Expenses which Landlord allocates to the entire Property, Tenant’s Share of such Operating Expenses shall be adjusted by Landlord in the future for changes in the physical size of the Premises or the Property; and, with respect to Operating Expenses which Landlord allocates only to the Building, Tenant’s Share of such Operating Expenses shall be adjusted by Landlord in the future for changes in the physical size of the Premises or the Building. In addition, with respect to Operating Expenses which Landlord allocates to multiple (but not all of) buildings in the Property, then Tenant’s Share of such costs shall be calculated by a fraction the numerator of which is the rentable square feet in the Premises and the denominator is the rentable area of the buildings that such Operating Expense is allocated. Landlord may equitably increase Tenant’s Share for any item of expense or cost reimbursable by Tenant that relates to a repair, replacement, or service that benefits only the Premises or only a portion of the Property or Building that includes the Premises or that varies with occupancy or use. Landlord reserves the right from time to time to redefine the “Property” to include additional buildings not previously included or to exclude certain buildings that were previously included.

8.	Condition of Premises. Notwithstanding anything herein or in the Lease to the contrary, Landlord has heretofore delivered the Existing Premises to Tenant and Tenant has accepted the Existing Premises from Landlord, and, except as otherwise expressly provided herein (including, but not limited to, Landlord’s completion of the Tenant Improvements (as defined in Exhibit B)) Tenant hereby agrees to accept the Relocation Premises in its existing “AS-IS”, “WHERE-IS” and “WITH ALL FAULTS” condition, and Landlord shall have no obligation whatsoever to refurbish or otherwise improve the Existing Premises and/or Relocation Premises at any time through the expiration of the Extension Term; provided, however, Landlord agrees to provide Tenant with a tenant improvement allowance of up to $122,400 (which is equal to $15.00 per rentable square foot in the Relocation Premises) (the “Landlord’s Construction Allowance”) to be used towards the construction of Tenant Improvements pursuant to the work letter attached hereto as Exhibit B and incorporated herein for all purposes. Tenant acknowledges and agrees that any obligations of Landlord originally existing in the Lease to complete leasehold improvements and/or furnish allowance with respect to the Existing Premises, if any, have been completed and/or satisfied in their entirety, and any provisions in the Lease providing for such obligations are hereby null and void and of no further force or effect.

9.	Utilities. As set forth in Section 8 of the Original Lease, Tenant shall be responsible for arranging and paying for all utilities with respect to the Relocation Premises, including, but not limited to, water, electricity, telephone, internet and trash.

10.	HVAC. Effective as of the Surrender Date, the last four sentences of Section 9(B) of the Original Lease shall hereby be amended and restated as follows (for the avoidance of doubt, the existing last four sentences of Section 9(B) in the Original Lease shall remain effective until the Surrender Date):

“Tenant, at its sole expense, shall repair and maintain in good condition, and, if required hereunder, replace, the heating, ventilation and air conditioning systems serving the Premises. Within the fifteen (15) day period prior to the expiration or termination of this Lease, Tenant shall deliver to Landlord a certificate from an engineer or HVAC contractor reasonably acceptable to Landlord certifying that the HVAC system servicing the Premises is then in good repair and working order. If Tenant fails to perform any repair or replacement for which it is responsible, Landlord may perform such work and be reimbursed by Tenant within ten (10) days after demand therefor. Provided that Tenant maintains the required maintenance service contract for the heating and air conditioning systems serving the Premises as required herein, and except for any replacements necessitated by any negligence, misuse of or willful misconduct of Tenant or its agents, employees, invitees, licensees, or visitors, Landlord and Tenant agree that if a heating and air conditioning unit serving the Premises as of the date of this Lease requires replacement during the Term (as may be extended), as reasonably determined by Landlord's HVAC contractor in writing, Landlord shall perform such replacement; provided, however, Tenant shall reimburse Landlord within thirty (30) days after Landlord’s invoice therefor for Tenant’s Portion (as hereinafter defined) of such replacement costs (the “Replacement Costs”). “Tenant’s Portion” shall be calculated by multiplying the Replacement Cost by a fraction, the numerator of which shall be the number of months left in the Term at the time such heating and air conditioning unit is replaced, and the denominator of which shall be one hundred twenty (120) (i.e. if Landlord replaces an existing heating and air conditioning unit and there are 36 months left in the Lease Term, Tenant shall reimburse Landlord for 30% of the cost of the new unit). If Tenant fails to maintain the required maintenance service contract in effect at any time during the Term, Landlord’s obligation to pay for any repair or replacement of any heating and air conditioning unit shall terminate and be of no force or effect. If the Term is subsequently extended after the initial calculation of Tenant’s Portion, a separate calculation of Tenant’s Portion shall be made with respect to the Replacement Cost payable by Tenant during such extended term, and Tenant shall pay such amount in equal monthly installments over the course of such extended term.”

For the avoidance of doubt, Tenant shall not be required to replace or reimburse Landlord for the cost of replacing, the HVAC system servicing the Existing Premises unless such replacement is required due to Tenant’s failure to comply with the terms of the Lease regarding repairs and maintenance of such HVAC system or otherwise arises due to Tenant’s negligence or misuse of such HVAC system.

Landlord shall deliver the Relocation Premises with the HVAC units and the heating, ventilation and air conditioning system serving the Relocation Premises in good working order. If during the initial thirty (30) days following the Relocation Date Tenant determines that one or more of such HVAC units, or any part of the heating, ventilation and air conditioning system are not in good working order and require repairs, Tenant shall provide written notice of the same to Landlord. Thereafter, at Landlord’s expense, Landlord shall cause a third party HVAC contractor, mutually chosen by Landlord and Tenant, to inspect to the HVAC units or the heating, ventilation and air conditioning system. If such third party HVAC contractor determines that one or more of the HVAC units, or any part of the heating, ventilation and air conditioning system are not in good working order and require repairs (and such repairs are not as a result of the negligence, willful misconduct or misuse by Tenant or it contactors or employees), Landlord shall perform such repairs at its sole cost and expense.

11.	Access. Tenant shall be granted access to the Premises twenty-four (24) hours per day, every day of the year, provided that such access shall: (i) be in accordance with all reasonable security measures as may be imposed by Landlord from time to time and as are generally applicable to tenants of the Building and their invitees; and, (ii) be subject to restrictions on access recommended or imposed as a result of an emergency or preventative maintenance.

12.	Holdover. The third to last sentence of Section 18 of the Original Lease is hereby amended and restated as follows:

“If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term then Tenant shall, at Landlord’s election, become a tenant at sufferance (and not a tenant at will), such possession shall be subject to immediate termination by Landlord at any time, and all of the other terms and provisions of this Lease (excluding any expansion or renewal option or other similar right or option) shall be applicable during such holdover period, except that Tenant shall pay Landlord from time to time, upon demand, (i) 150% of the Base Rent and 150% of the Tenant’s Share of Operating Expenses in effect on the termination date, computed on a monthly basis for each month or part thereof during the initial ninety (90) days of such holding over and (ii) from and after the initial ninety (90) days of such holdover, 200% of the Base Rent and 200% of the Tenant’s Share of Operating Expenses in effect on the termination date, computed on a monthly basis for each month or part thereof. All other payments shall continue under the terms of this Lease.”

13.	Parking. The first sentence of Section 7 of the Original Lease shall be deleted and replaced with the following: “Tenant shall have, at no cost to Tenant (other than with respect to reimbursement of Operating Expenses), the non-exclusive right, in common with other tenants of the Property, to use, on a non-reserved, first come, first served basis, its pro rata share of the parking spaces allocated by Landlord with respect to the Building as designated by Landlord.” As of the Effective Date, Tenant’s pro rata share of the parking spaces shall be equal to two and one-half (2.5) unreserved parking spaces per 1,000 square feet of rentable area in the Premises.

14.	Assignment and Subletting. The second to last sentence of Section 11(C) of the Original Lease is hereby amended and restated as follows:

“Tenant shall promptly pay to Landlord as and when received fifty percent (50%) of any rent and other sums paid by an assignee or sublessee in connection with a permitted assignment or sublease which exceeds the rent provided for in this Lease (allocated on a per square foot basis), after deducting therefrom any concessions, improvement allowances, rental abatements, brokerage commissions, design costs, legal, engineering and architectural fees and other fees and costs paid by Tenant in connection with any such assignment or transfer; provided, however, that in the event of a Permitted Transfer, Tenant shall not be obligated to pay to Landlord any portion of the consideration received by Tenant or its affiliates from such transaction.”

15.	Landlord’s Lien. Section 14(C)(ii) of the Original Lease is hereby amended and restated as follows:

“After receipt by Landlord of written request from Tenant, provided Tenant is not in default hereunder beyond any applicable notice and cure periods at the time of such request, Landlord agrees to execute an agreement subordinating the landlord’s lien security interests granted in this Lease or by statute to Landlord to those of a lender or lessor of Tenant with respect to Tenant’s equipment and other personal property in the retail space, such subordination form to be on Landlord’s standard form thereof provided by Landlord.”

16.	Redevelopment of the Property. Notwithstanding anything herein to the contrary, Landlord, in its sole and absolute discretion, shall have the right to terminate this Lease upon three hundred sixty (360) days prior written notice at any time during the Term in the event Landlord (or Landlord’s successor-in-interest) intends to redevelop the Property by demolishing the Building.

17.	Broker. Each party represents and warrants to the other that it has not dealt with any broker in connection with the negotiation or execution of this Third Amendment other than Stream Realty and CBRE, Inc., the commission of which shall be paid by Landlord pursuant to a separate written agreement between Landlord and each such broker. Each party shall defend, indemnify and hold the other harmless from and against any and all liability, loss, damage, expense, claim, action, demand, suit or obligation arising out of or relating to a breach by such party of the foregoing representation and such obligations shall survive the expiration or earlier termination of this Lease.

18.	Miscellaneous. With the exception of those terms and conditions specifically modified and amended herein, the herein referenced Lease shall remain in full force and effect in accordance with all its terms and conditions. In the event of any conflict between the terms and provisions of this Third Amendment and the terms and provisions of the Lease, the terms and provisions of this Third Amendment shall supersede and control.

19.	Counterparts/Facsimiles. This Third Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one agreement. To facilitate execution of this Third Amendment, the parties may execute and exchange telefaxed or e-mailed counterparts of the signature pages and such counterparts shall serve as originals.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO THIRD AMENDMENT TO LEASE AGREEMENT

BY AND BETWEEN BRAKER METRIC BUSINESS PARKS, LLC, AS LANDLORD,
AND VIRTUIX INC., AS TENANT

IN WITNESS WHEREOF, Landlord and Tenant, acting herein by duly authorized individuals, have caused these presents to be executed as of the dates set forth below, to be effective for all purposes, however, as of the Effective Date set forth herein.

LANDLORD:

BRAKER METRIC BUSINESS PARKS, LLC,
a Delaware limited liability company

By:	MIG Real Estate, LLC, a Delaware limited liability company, its Manager

By:	illegible

By:	/s/ Robbie Dodd
Name:	Robbie Dodd
Title:	Authorized Officer
Date:	4/30/2024 | 5:27 PM PDT

TENANT:

VIRTUIX INC.
a Delaware corporation

By:	/s/ Jan Goetgeluk
Name:	Jan Goetgeluk
Title:	CEO
Date:	4/29/2024

[END OF SIGNATURE PAGE]

EXHIBIT A

Relocation Premises

EXHIBIT B

Work Letter

(a) Tenant Improvements. Landlord, at Tenant’s sole cost and expense, agrees to furnish or perform those items of construction and those improvements (the “Tenant Improvements”) to the Relocation Premises specified in the Final Plans to be agreed to by Landlord and Tenant as set forth in Paragraph (b) below; provided, however, Landlord shall pay for the cost of such Tenant Improvements up to the extent of the Landlord’s Construction Allowance, as set forth in Paragraph (e) below.

(b) Space Planner. Landlord has retained a space planner (the “Space Planner”) to prepare certain plans, drawings and specifications (the “Temporary Plans”) for the construction of the Tenant Improvements pursuant to this Work Letter to be installed in the Premises by a general contractor selected by Landlord pursuant to this Work Letter. Tenant shall deliver to Space Planner within fifteen (15) days after the execution of this Third Amendment, all necessary information required by the Space Planner to complete the Temporary Plans. Tenant shall have five (5) business days after its receipt of the proposed Temporary Plans to review the same and notify Landlord in writing of any comments or required changes, or to otherwise give its approval or disapproval of such proposed Temporary Plans. If Tenant fails to give written comments to or approve the Temporary Plans within such five (5) business day period, then Tenant shall be deemed to have approved the Temporary Plans as submitted. Landlord shall have five (5) business days following its receipt of Tenant’s comments and objections to redraw the proposed Temporary Plans in compliance with Tenant’s request and to resubmit the same for Tenant’s review and approval or comment, which shall be provided by Tenant in writing within five (5) business days of Tenant’s receipt of such revised plans. Such process shall be repeated twice and if at such time final approval by Tenant of the proposed Temporary Plans has not been obtained, then Landlord shall complete such Temporary Plans, at Tenant’s sole cost and expense (subject to the use of the Landlord’s Construction Allowance), and it shall be deemed that Tenant has approved the Temporary Plans. Once Tenant has approved or has been deemed to have approved the Temporary Plans, then the approved (or deemed approved) Temporary Plans shall be thereafter known as the “Final Plans”. The Final Plans shall include the complete and final layout, plans and specifications for the Premises showing all doors, light fixtures, electrical outlets, telephone outlets, wall coverings, plumbing improvements (if any), data systems wiring, floor coverings, wall coverings, painting, any other improvements to the Premises beyond the shell and core improvements provided by Landlord and any demolition of existing improvements in the Premises. The improvements shown in the Final Plans shall (i) utilize Landlord’s building standard materials and methods of construction, (ii) be compatible with the shell and core improvements and the design, construction and equipment of the Premises, and (iii) comply with all applicable laws, rules, regulations, codes and ordinances.

(c) Bids. As soon as practicable following the approval of the Final Plans, Landlord shall (i) obtain a written non-binding itemized estimate of the costs of all Tenant Improvements shown in the Final Plans as prepared by a general contractor selected by Landlord, and (ii) if required by applicable law, codes or ordinances, submit the Final Plans to the appropriate governmental agency for the issuance of a building permit or other required governmental approvals prerequisite to commencement of construction of such Tenant Improvements (“Permits”). Tenant acknowledges that any cost estimates are prepared by the general contractor and Landlord shall not be liable to Tenant for any inaccuracy in any such estimate. Within five (5) business days after receipt of the written non-binding cost estimate prepared by the general contractor, Tenant shall either (A) give its written approval thereof and authorization to proceed with construction or (B) request the Space Planner to modify or revise the Final Plans in any manner desired by Tenant to decrease the cost of the Tenant Improvements and Landlord shall direct the Space Planner to work with Tenant in order to implement such requests. If Tenant is silent during such five (5) business day period, then Tenant shall be deemed to have approved such non-binding cost estimate as set forth in Clause (A) above. If the Final Plans are revised pursuant to Clause (B) above, then Landlord shall request that the general contractor provide a revised cost estimate to Tenant based upon the revisions to the Final Plans. Such modifications and revisions to the Final Plans and the general contractor’s cost estimate shall be subject to Landlord’s and Tenant’s reasonable approval and shall be in accordance with the standards set forth in Paragraph (b) of this Work Letter. Within ten (10) business days after receipt of the general contractor’s revised written cost estimate (if applicable), Tenant shall give its final approval of the Final Plans to Landlord which shall constitute authorization to commence the construction of the Tenant Improvements in accordance with the Final Plans, as modified or revised. Tenant shall signify its final approval by signing a copy of each sheet or page of the Final Plans and delivering such signed copy to Landlord.

(d) Construction. Landlord shall commence construction of the Tenant Improvements within ten (10) days following the later of (i) the approval of the Final Plans, or (ii) Landlord’s receipt of any necessary Permits. Landlord shall diligently pursue completion of construction of the Tenant Improvements and use its commercially reasonable efforts to complete construction of the Tenant Improvements as soon as reasonably practicable. Notwithstanding anything in this Third Amendment to the contrary, the Landlord’s Construction Allowance shall be used only for the construction of the Tenant Improvements, and if construction of the Tenant Improvements is not completed by December 31, 2024 (the “Construction Termination Date”) due to an aggregate of more than ninety (90) days or more of Tenant Delays, then Landlord’s obligation to provide the Landlord’s Construction Allowance shall terminate and become null and void, and Tenant shall be deemed to have waived its rights in and to said Landlord’s Construction Allowance.

(e) Landlord’s Construction Allowance. Subject to the terms and provisions of this Work Letter, Landlord shall pay the cost of the Tenant Improvements (the “Work”) up to the amount of the Landlord’s Construction Allowance. If the total estimated costs of the Tenant Improvements exceed the Landlord’s Construction Allowance, Tenant shall bear the cost of such excess and shall pay the estimated cost of such excess to Landlord prior to commencement of construction of such Tenant Improvements and a final adjusting payment based upon the actual costs of the Tenant Improvements shall be made when the Tenant Improvements are completed. Notwithstanding any other provision of this Exhibit B, prior to incurring any additional costs in excess of the approved cost estimate that would cause the aggregate of all costs incurred in connection with the Work to be greater than the Landlord’s Construction Allowance, Landlord shall obtain Tenant’s written approval to incur such additional cost, and such consent shall not be unreasonably withheld, conditioned or delayed (and if Tenant does not consent to such additional cost, then Tenant shall be required to revise the Work in accordance with the process in Paragraph (c) above to reduce the costs). Tenant’s failure to either approve the additional costs or revise the Work to reduce the costs within ten (10) business days after receipt of Landlord’s written notice to Tenant alerting it to the additional costs shall be a Tenant Delay. If the cost of the Work is less than the Landlord’s Construction Allowance, then Tenant shall not receive any credit whatsoever for the difference between the actual cost of the Work and the Landlord’s Construction Allowance. All remaining amounts due to Landlord shall be paid upon the earlier of Substantial Completion of the Tenant Improvements or presentation of a written statement of the actual sums due. The cost of the permits, working drawings, hard construction costs, upgraded lighting, power, HVAC modifications, mechanical and electrical planning, fees, permits, general contract overhead, and a coordination fee payable to Landlord equal to five percent (5%) of the actual costs of construction and such costs or permits, fees, planning and contractor overhead shall be payable out of the Landlord’s Construction Allowance and shall be included in the cost of the Work; provided, however, in the event that Tenant requests revisions to the Final Plans more than once, the cost of any drawings and fees in connection with revisions to the Final Plans after the first requested revision shall be borne and paid solely by Tenant. The cost of the Work shall not include any other fees payable to Landlord.

Notwithstanding any other provision of this Work Letter, Tenant shall not be responsible, and shall not be required to reimburse Landlord, for any costs incurred by the Landlord in connection with the Work or Landlord’s contract with the general contractor arising due to Landlord’s gross negligence, intentional acts or omissions, or any breach by Landlord of the terms of Landlord’s contract with the general contractor.

(f) Change Order. If Tenant shall desire any changes to the Final Plans after final approval pursuant to Paragraph (g) above has been given, Tenant shall so advise Landlord in writing and Landlord shall determine whether such changes can be made in a reasonable and feasible manner. Any and all costs of reviewing any requested changes, and any and all costs of making any changes to the Tenant Improvements which Tenant may request and which Landlord may agree to shall be at Tenant’s sole cost and expense and shall be paid to Landlord upon demand and before execution of the change order. In no event shall Landlord be obligated to perform any Tenant Improvements which would extend the construction period past the Construction Termination Date, unless such extension was mutually agreed to in writing by Landlord and Tenant prior to the commencement of said construction. If Landlord approves Tenant’s requested change, addition, or alteration, the Space Planner, at Tenant’s sole cost and expense, shall complete all working drawings necessary to show the change, addition or alteration being requested by Tenant.

(g) Substantial Completion. “Substantial Completion” (or any grammatical variant thereof) of construction of the Tenant Improvements shall be defined as the date upon which the Space Planner or other consultant engaged by Landlord determines that the Tenant Improvements have been substantially completed in accordance with the Final Plans, except for Punch List items (defined below), unless the completion of such improvements was delayed due to any Tenant Delay (defined below), in which case the date of Substantial Completion shall be the date such improvements would have been completed, but for Tenant Delays. Tenant may inquire with Landlord from time to time regarding the status of the construction of the Tenant Improvements and Landlord shall promptly respond to Tenant with the then current construction schedule. The term “Punch List” items shall mean such items that constitute minor defects or adjustments which can be completed after occupancy without causing any material interference with Tenant’s use of the Premises. After the completion of the Tenant Improvements, Tenant shall, upon demand, execute and deliver to Landlord a letter of acceptance of improvements performed on the Premises. The term “Tenant Delay” shall include, without limitation, any delay in the completion of construction of Tenant Improvements resulting from (i) Tenant’s failure to comply with the provisions of this Work Letter, (ii) delay in work caused by submission by Tenant of a request for any change order following Tenant’s approval of the Final Plans, or for the implementation of any change order, or (iii) any delay by Tenant beyond the time permitted in this Work Letter in submitting comments or approvals to the Temporary Plans or Final Plans. The failure of Tenant to take possession of or to occupy the Premises shall not serve to relieve Tenant of obligations arising on the Relocation Date or delay the payment of rent by Tenant. Notwithstanding anything herein to the contrary, in the event there are any materials or finishes of the Tenant Improvements that are delayed and there are reasonable substitutes for such materials or finishes that are more readily available, then Tenant shall select a more readily available substitute material or finish in order to mitigate any delays.

EXHIBIT C

Property

Braker Metric Business Parks	Braker M1	11500 Metric Blvd	Austin	Texas
Braker Metric Business Parks	Braker M2	11500 Metric Blvd	Austin	Texas
Braker Metric Business Parks	Braker M3	11500 Metric Blvd	Austin	Texas
Braker Metric Business Parks	Braker M4	11500 Metric Blvd	Austin	Texas

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